SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934

Landec Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

514766 10 4

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514766104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) KENNETH E. JONES SEAHAWK RANCH IRREVOCABLE TRUST

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S. CITIZEN

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 30,000 (1)

	6.	Shared Voting Power 2,269,822 (2)

	7.	Sole Dispositive Power 30,000 (1)

	8.	Shared Dispositive Power 2,269,822 (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,299,822

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) APPROXIMATELY 10.1% (3)

12.	Type of Reporting Person (See Instructions) OO

(1)           Mr. Jones holds sole voting and dispositive power over 30,000 shares of Common Stock issuable upon exercise of options that are currently outstanding.

(2)           Mr. Jones and Seahawk Ranch Irrevocable Trust hold shared voting and dispositive power over (i) 526,492 shares of Common Stock held by Seahawk Ranch Irrevocable Trust, of which Mr. Jones is one of the trustees, (ii) 1,546,330 shares of Common Stock issuable upon conversion of 154,633 shares of Series B Preferred Stock of Landec Corporation, subject to certain adjustments, held by Seahawk Ranch Irrevocable Trust, all of which are currently convertible at any time into shares of Common Stock and (iii) 206,000 shares of Common Stock held by Western General Corporation, of which Mr. Jones is the President.

(3)           Assumes 22,660,681 shares outstanding, including (i) 21,084,351 shares of Common Stock, (ii) 1,546,330 shares of Common Stock issuable upon conversion of the Series B Preferred Stock held by Seahawk Ranch Irrevocable Trust and (iii) 30,000 shares of Common Stock issuable upon exercise of options held by Mr. Jones that are currently outstanding.

Item 1.
	(a)	Name of Issuer Landec Corporation
	(b)	Address of Issuer's Principal Executive Offices 3603 Haven Avenue, Menlo Park, CA 94025

Item 2.
	(a)	Name of Person Filing Kenneth E. Jones and Seahawk Ranch Irrevocable Trust
	(b)	Address of Principal Business Office or, if none, Residence 550 Pilgrim Drive, Suite F, Foster City, CA 94404
	(c)	Citizenship U.S. Citizen
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 514766104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: 2,299,822 shares of Common Stock
(b) Percent of class: Approximately 10.1%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote 30,000
(ii) Shared power to vote or to direct the vote 2,269,822
(iii) Sole power to dispose or to direct the disposition of 30,000
(iv) Shared power to dispose or to direct the disposition of 2,269,822

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2003

/s/ Kenneth E. Jones
KENNETH E. JONES

SEAHAWK RANCH IRREVOCABLE TRUST

/s/ Kenneth E. Jones
KENNETH E. JONES, TRUSTEE

                The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

                Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 (b) for other parties to whom copies are to be sent.

                Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations.  (See 18 U.S.C. 1001).

EXHIBIT INDEX

Exhibit A.               Joint Filing Agreement, dated February 13, 2003, by and between Kenneth E. Jones and Seahawk Ranch Irrevocable Trust.

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G dated February 13, 2003 with respect to the Common Stock of Landec Corporation and any amendments thereto (including amendments on Schedule 13G/A) are signed by each of the undersigned and shall be filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

This Agreement may be executed in counterparts, each of which shall for all purposes be deemed to be an original and all of which shall constitute one and the same instrument.

Dated: February 13, 2003

By:	/s/ Kenneth E. Jones
Kenneth E. Jones

Dated: February 13, 2003

Seahawk Ranch Irrevocable Trust

By:	/s/ Kenneth E. Jones
Kenneth E. Jones, Trustee